Filed by Life Storage, Inc.

(Commission File No. 001-13820)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Life Storage, Inc.

(Commission File No. 001-13820)

In connection with the pending transaction among Extra Space Storage Inc., Extra Space Storage LP, Eros Merger Sub LLC, Eros OP Merger Sub, LLC, Life Storage, Inc. (“Life Storage”) and Life Storage LP, Life Storage posted the following on April 3, 2023.

Twitter.com/LifeStorage 4/3/23

Life Storage
@LifeStorage

With @extraspace, we will become a scaled and diversified self-storage leader while maintaining our customer-centric focus and commitment to continued innovation. Learn more: lifestorage.com/merger/

#LifeStorage $LSI #SelfStorage

9:01 AM · Apr 3, 2023 · 170 Views

Instagram.com/LifeStorage 4/3/23

ExtraSpace Storage
LifeStorage
lifestorage • Follow
lifestorage We are excited to announce that we have entered into an agreement to combine with @extraspace, a strong operator in the self-storage industry with a 46-year track record of innovation and excellent customer service. Together, we will create a scaled self-storage leader with more than 3,500 properties across 43 states and a best-in-class operating platform. Learn more at the link in our bio.
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Facebook.com/LifeStorage 4/3/23

Life Storage

6h ·

We are excited to announce that we have entered into an agreement to combine with Extra Space Storage, a strong operator in the self-storage industry with a 46-year track record of innovation and excellent customer service. Together, we will create a scaled self-storage leader with more than 3,500 properties across 43 states and a best-in-class operating platform.

Learn more about this compelling transaction here: lifestorage.com/merger/

Extra Space Storage

Life Storage

6 1

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LinkedIn.com/LifeStorage 4/3/23

Life Storage
5,737 followers
5h • Edited •

+ Follow •••

Life Storage is delighted to execute a transaction that maximizes value today and is the transaction most likely to deliver superior long-term returns for our shareholders. Together with Extra Space Storage, we expect to accelerate growth while maintaining our customer-centric focus and commitment to continued innovation. Thanks to the entire Life Storage team for their unrelenting dedication and commitment to our business and customers.

Learn more about this compelling transaction here: lifestorage.com/merger/

#LifeStorage #LSI #SelfStorage

ExtraSpace Storage

LifeStorage

86

3 comments • 3 reposts

Life Storage
5,737 followers
7h •

+ Follow •••

We are excited to announce that we have entered into an agreement to combine with Extra Space Storage, a strong operator in the #selfstorage industry with a 46-year track record of innovation and excellent customer service. Together, we will create a scaled self-storage leader with more than 3,500 properties across 43 states and a best-in-class operating platform.

We are delighted to execute a transaction that maximizes value today and is the transaction most likely to deliver superior long-term returns for Life Storage shareholders. Together with Extra Space, we expect to accelerate growth while maintaining our customer-centric focus and commitment to continued innovation. Thanks to the entire Life Storage team for their unrelenting dedication and commitment to our business and customers.

Learn more about this exciting transaction here:
https://lnkd.in/g57DZWrR

#LifeStorage #LSI #ExtraSpaceStorage #EXR

Extra Space Storage & Life Storage Combine to Form the Preeminent Storage Operator
invest.lifestorage.com • 10 min read

103 9 comments · 35 reposts